CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2017 AND 2016

2488 Dunwin Drive
Mississauga, Ontario L5L 1J9
www.trilliumtherapeutics.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Trillium Therapeutics Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Trillium Therapeutics Inc. (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016, the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information collectively referred to as the “consolidated financial statements”.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2017 and December 31, 2016, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.

Basis for Opinion

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (PCAOB). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

We have served as the Company's auditor since 2004.

Toronto, Canada
March 8, 2018	Chartered Professional Accountants
Licensed Public Accountants

TRILLIUM THERAPEUTICS INC.
Consolidated Statements of Financial Position
Amounts in thousands of Canadian dollars

		As at	As at
	Note	December 31, 2017	December 31, 2016
		$	$

ASSETS

Current
Cash and cash equivalents		28,361	50,473
Marketable securities	3	53,430	-
Amounts receivable	4	669	527
Prepaid expenses		960	402

Total current assets		83,420	51,402

Property and equipment	5	2,882	3,260
Intangible assets	6	7,990	11,850
Other assets		111	111

Total non-current assets		10,983	15,221

Total assets		94,403	66,623

LIABILITIES

Current
Accounts payable and accrued liabilities	7,9	14,092	5,513
Other current liabilities	8	428	403

Total current liabilities		14,520	5,916

Loan payable	8	98	191
Deferred lease inducement	8	407	438
Other liabilities	8	801	1,959

Total non-current liabilities		1,306	2,588

Total liabilities		15,826	8,504

EQUITY
Common shares	9	145,920	103,819
Series I preferred shares	9	7,586	7,716
Series II preferred shares	9	45,120	24,369
Warrants	9	6,871	6,888
Contributed surplus		15,191	12,350
Deficit		(142,111)	(97,023)

Total equity		78,577	58,119

Total liabilities and equity		94,403	66,623

Commitments and contingencies [note 13]

Approved by the Board and authorized for issue on March 8, 2018:

(signed) Luke Beshar, Director	(signed) Henry Friesen, Director

See accompanying notes to the consolidated financial statements

TRILLIUM THERAPEUTICS INC.
Consolidated Statements of Loss and Comprehensive Loss
Amounts in thousands of Canadian dollars, except per share amounts

		Year ended	Year ended
	Note	December 31, 2017	December 31, 2016
		$	$

EXPENSES
Research and development	11	37,135	29,789
General and administrative	12	3,861	3,933

Operating expenses		40,996	33,722

Finance income		(722)	(417)
Finance costs		68	82
Net foreign currency loss		4,742	2,027

Net finance costs		4,088	1,692

Net loss before income taxes		45,084	35,414

Current income tax expense	10	4	9
Deferred income tax recovery	10	-	(3,690)
Total income tax expense (recovery)		4	(3,681)

Net loss and comprehensive loss for the year		45,088	31,733

Basic and diluted loss per common share	9(c)	4.61	4.06

See accompanying notes to the consolidated financial statements

TRILLIUM THERAPEUTICS INC.
Consolidated Statements of Changes in Equity
Amounts in thousands of Canadian dollars

	Common shares		Series I preferred shares		Series II preferred shares		Warrants	Contributed
	Number	Amount	Number	Amount	Number	Amount		surplus	Deficit	Total
	#	$	#	$	#	$	$	$	$	$
		(note 9)		(note 9)		(note 9)	(note 9)	(note 9)

Balance, December 31, 2016	7,845,184	103,819	53,226,191	7,716	1,077,605	24,369	6,888	12,350	(97,023)	58,119

Net loss and comprehensive loss for the year	-	-	-	-	-	-	-	-	(45,088)	(45,088)

Transactions with owners of the Company, recognized directly in equity

Shares issued, net of issue costs	4,899,674	38,073	-	-	3,650,000	24,473	-	-	-	62,546
Conversion of DSUs from equity to cash settlement	-	-	-	-	-	-	-	(414)	-	(414)
Exercise of warrants	13,332	176	-	-	-	-	(17)	-	-	159
Conversion of preferred shares	389,214	3,852	(900,364)	(130)	(359,202)	(3,722)	-	-	-	-
Share-based compensation	-	-	-	-	-	-	-	3,255	-	3,255
Total transactions with owners of the Company	5,302,220	42,101	(900,364)	(130)	3,290,798	20,751	(17)	2,841	-	65,546
Balance, December 31, 2017	13,147,404	145,920	52,325,827	7,586	4,368,403	45,120	6,871	15,191	(142,111)	78,577

	Common shares		Series I preferred shares		Series II preferred shares		Warrants	Contributed
	Number	Amount	Number	Amount	Number	Amount		surplus	Deficit	Total
	#	$	#	$	#	$	$	$	$	$
		(note 9)		(note 9)		(note 9)	(note 9)	(note 9)

Balance, December 31, 2015	7,796,137	103,340	53,788,579	7,798	1,077,605	24,369	6,926	8,660	(65,290)	85,803

Net loss and comprehensive loss for the year	-	-	-	-	-	-	-	-	(31,733)	(31,733)

Transactions with owners of the Company, recognized directly in equity

Exercise of warrants	30,301	397	-	-	-	-	(38)	-	-	359
Conversion of preferred shares	18,746	82	(562,388)	(82)	-	-	-	-	-	-
Share-based compensation	-	-	-	-	-	-	-	3,690	-	3,690
Total transactions with owners of the Company	49,047	479	(562,388)	(82)	-	-	(38)	3,690	-	4,049
Balance, December 31, 2016	7,845,184	103,819	53,226,191	7,716	1,077,605	24,369	6,888	12,350	(97,023)	58,119

See accompanying notes to the consolidated financial statements

TRILLIUM THERAPEUTICS INC.
Consolidated Statements of Cash Flows
Amounts in thousands of Canadian dollars

		Year ended	Year ended
	Note	December 31, 2017	December 31, 2016
		$	$

OPERATING ACTIVITIES
Net loss for the year		(45,088)	(31,733)
Adjustments for items not affecting cash
Share-based compensation	9	3,255	3,690
Interest accretion	8	50	65
Amortization of intangible assets	6,11	3,860	3,684
Depreciation of property and equipment	5,11	849	604
Non-cash change in deferred lease inducement	8	2	3
Change in fair value of contingent consideration	8	(1,158)	209
Deferred income tax recovery		-	(3,690)
Unrealized foreign exchange loss		3,748	1,249
		(34,482)	(25,919)
Changes in non-cash working capital balances
Amounts receivable	4	(142)	485
Prepaid expenses		(558)	779
Accounts payable and accrued liabilities	7	8,165	1,815
Other current liabilities		(21)	(23)
Decrease in other assets		-	11

Cash used in operating activities		(27,038)	(22,852)

INVESTING ACTIVITIES
Net purchases of marketable securities		(56,994)	-
Purchase of property and equipment	5	(471)	(2,966)
Acquisition of Fluorinov, net of cash acquired		-	(9,575)

Cash used in investing activities		(57,465)	(12,541)

FINANCING ACTIVITIES
Repayment of loan payable	8	(125)	(105)
Receipt of deferred lease inducement		-	90
Recognition of deferred lease inducement		(5)	-
Issuance of share capital, net of issuance costs	9	62,705	359

Cash provided by financing activities		62,575	344

Impact of foreign exchange rate on cash and cash equivalents		(184)	(1,249)

Net decrease in cash and cash equivalents during the year		(22,112)	(36,298)

Cash and cash equivalents, beginning of year		50,473	86,771

Cash and cash equivalents, end of year		28,361	50,473

Supplemental cash flow information

Preferred shares converted to common shares (note 9)		3,852	82

See accompanying notes to the consolidated financial statements

TRILLIUM THERAPEUTICS INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
Amounts in thousands of Canadian dollars, except per share amounts and where noted

1.	Corporate information

Trillium Therapeutics Inc. (the “Company” or “Trillium”) is a clinical-stage immuno-oncology company developing innovative therapies for the treatment of cancer. The Company is a corporation existing under the laws of the Province of Ontario. The Company’s head office is located at 2488 Dunwin Drive, Mississauga, Ontario, L5L 1J9, and it is listed on the Toronto Stock Exchange and on the NASDAQ Stock Market.

2.	Basis of presentation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved by the Company’s Board of Directors on March 8, 2018.

(b)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for held-for-trading financial assets, cash-settled deferred share units (“DSUs”) and contingent consideration, which are measured at fair value.

(c)	Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency.

(d)	Use of significant estimates and assumptions

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, related disclosures of contingent assets and liabilities, and the determination of the Company’s ability to continue as a going concern. Actual results could differ materially from these estimates and assumptions. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

Management has applied significant estimates and assumptions to the following:

Intangible assets

The Company estimates the useful lives of intangible assets from the date they are available for use in the manner intended by management and periodically reviews the useful lives to reflect management’s intent about developing and commercializing the assets.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances indicating that the carrying value of the asset may not be recoverable. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use (being the present value of the expected future cash flows of the relevant asset or cash-generating unit). An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. Management evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

TRILLIUM THERAPEUTICS INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
Amounts in thousands of Canadian dollars, except per share amounts and where noted

2.	Basis of presentation (continued)

Valuation of contingent consideration

The fair value of contingent consideration on the acquisition of Fluorinov was calculated using a discounted cash flow approach, where a risk-adjusted discount rate was applied to future cash flows. The discount rates used require significant estimates of probabilities of future preclinical and clinical success that are inherently uncertain. The estimate of the potential timing of future events is also uncertain. Changes in these estimates affect the fair value estimates of other liabilities.

Valuation of share-based compensation and warrants

Management measures the costs for share-based compensation and warrants using market-based option valuation techniques. Assumptions are made and estimates are used in applying the valuation techniques. These include estimating the future volatility of the share price, expected dividend yield, expected risk-free interest rate, future employee turnover rates, future exercise behaviours and corporate performance. Such estimates and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates of share-based compensation and warrants. The fair value of the cash-settled DSU liability is remeasured at each reporting date, with the change in liability recognized in general and administrative expenses.

Functional currency

Management considers the determination of the functional currency of the Company a significant judgment. Management has used its judgment to determine the functional currency that most faithfully represents the economic effects of the underlying transactions, events and conditions and considered various factors including the currency of historical and future expenditures and the currency in which funds from financing activities are generated. A Company’s functional currency is only changed when there is a material change in the underlying transactions, events and conditions.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: Fluorinov from the date of its acquisition on January 26, 2016 to the date of its amalgamation on January 1, 2017, and Trillium Therapeutics USA Inc. from its date of incorporation on March 26, 2015.

Subsidiaries are fully consolidated from the date at which control is determined to have occurred and are deconsolidated from the date that the Company no longer controls the entity. The financial statements of the subsidiaries are prepared for the same reporting period as the Company using consistent accounting policies. Intercompany transactions, balances, and gains and losses on transactions between subsidiaries are eliminated.

(b)	Foreign currency

Transactions in foreign currencies are translated to the functional currency at the rate on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the spot rate of exchange as at the reporting date. All differences are taken to profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value was determined.

TRILLIUM THERAPEUTICS INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
Amounts in thousands of Canadian dollars, except per share amounts and where noted

3.	Significant accounting policies (continued)

(c)	Financial instruments

Financial assets

A financial asset is classified as fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value and changes therein are recognized in profit or loss.

Cash and cash equivalents

Cash equivalents include guaranteed investment certificates (as at December 31, 2017 and 2016 of $8,800 and $21,529, respectively) with a maturity of 90 days or less. The Company has classified its cash and cash equivalents as fair value through profit or loss.

Marketable Securities

Marketable securities consist of guaranteed investment certificates with a maturity of greater than 90 days and less than one year. The Company has classified its marketable securities as fair value through profit or loss.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are initially recognized at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest rate method less any impairment losses. The Company has classified its amounts receivable as loans and receivables.

Derecognition
A financial asset is derecognized when the rights to receive cash flows from the asset have expired or when the Company has transferred its rights to receive cash flows from the asset.

Financial liabilities

Financial liabilities are recognized initially at fair value plus any directly attributable transaction costs, and subsequently at amortized cost using the effective interest rate method. The Company has classified its accounts payable and accrued liabilities and loan payable as financial liabilities.

Derecognition
A financial liability is derecognized when its contractual obligations are discharged, cancelled or expired.

Equity

Common shares, preferred shares and warrants to purchase common shares are classified as equity. Incremental costs directly attributable to the issue of common shares, preferred shares and warrants are recognized as a deduction from equity, net of any tax effects.

(d)	Property and equipment

Recognition and measurement

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes the expenditure that is directly attributable to the acquisition of the asset. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items of property and equipment. Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized in profit or loss.

TRILLIUM THERAPEUTICS INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
Amounts in thousands of Canadian dollars, except per share amounts and where noted

3.	Significant accounting policies (continued)

Depreciation
The estimated useful lives and the methods of depreciation are as follows:

Asset	Basis

Lab equipment	20% declining balance
Computer equipment	30% declining balance
Office equipment	20% declining balance
Leaseholds	Straight-line over expected lease term

Estimates for depreciation methods, useful lives and residual values are reviewed at each reporting period-end and adjusted if appropriate. Depreciation expense is recognized in research and development expenses.

(e)	Intangible assets

Research and development

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to complete development and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are expensed as incurred. No internal development costs have been capitalized to date.

Research and development expenses include all direct and indirect operating expenses supporting the products in development. The costs incurred in establishing and maintaining patents are expensed as incurred.

Intangible assets

Intangible assets that consist of intellectual property are acquired separately and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures are recognized in profit or loss as incurred.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date they are available for use in the manner intended by management. The Company is amortizing the intangible assets acquired on the acquisition of Fluorinov Pharma Inc. (“Fluorinov”) over four years.

The amortization method and amortization period of an intangible asset with a finite life is reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in research and development expenses.

TRILLIUM THERAPEUTICS INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
Amounts in thousands of Canadian dollars, except per share amounts and where noted

3.	Significant accounting policies (continued)

(f)	Impairment

Financial assets

A financial asset not carried as fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment test is performed, on an individual basis, for each material financial asset. Other individually non-material financial assets are tested as groups of financial assets with similar risk characteristics. Impairment losses are recognized in profit or loss.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against the respective financial asset. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Non-financial assets

The carrying amounts of the Company's non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If such an indication exists, the recoverable amount is estimated.

The recoverable amount of an asset or a cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash- generating unit. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of cash inflows of other assets or cash-generating units. An impairment loss is recognized if the carrying amount of an asset or its related cash- generating unit exceeds its estimated recoverable amount. Impairment losses for intangible assets are recognized in research and development expenses. The Company is currently a single cash-generating unit.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(g)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are assessed by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount on provisions is recognized in finance costs.

A provision for onerous contracts is recognized when the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

(h)	Government assistance

Government assistance relating to research and development is recorded as a reduction of expenses when the related expenditures are incurred.

TRILLIUM THERAPEUTICS INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
Amounts in thousands of Canadian dollars, except per share amounts and where noted

3.	Significant accounting policies (continued)

(i)	Share-based compensation

The grant-date fair value of share-based payment awards granted to employees is recognized as personnel costs, with a corresponding increase in contributed surplus, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that met the related service and non-market performance conditions at the vesting date.

For equity-settled share-based payment transactions, the Company measures the goods or services received, and the corresponding increase in contributed surplus, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the Company cannot estimate reliably the fair value of the goods or services received, it measures their value by reference to the fair value of the equity instruments granted. Transactions measured by reference to the fair value of the equity instruments granted have their fair values remeasured at each vesting and reporting date until fully vested.

(j)	Income taxes

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income or loss.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.

Investment tax credits earned from scientific research and development expenditures are recorded when collectability is reasonably assured.

(k)	Loss per share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similar to basic loss per share except that the weighted average number of shares outstanding are increased to include additional shares for the assumed exercise of stock options, warrants, and conversion of preferred shares, if dilutive. The number of additional shares is calculated by assuming that outstanding preferred shares would convert to common shares and that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting period. The inclusion of the Company's stock options, warrants and preferred shares in the computation of diluted loss per share has an antidilutive effect on the loss per share and have therefore been excluded from the calculation of diluted loss per share.

(l)	Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred measured at the acquisition date fair value. Acquisition costs incurred are expensed and included in general and administrative expenses in the consolidated statements of loss. When the Company acquires a business, it assesses the assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions at the acquisition date. Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability will be recognized in accordance with IAS 39 Financial Instruments: Recognition and Measurement in the consolidated statements of loss.

TRILLIUM THERAPEUTICS INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
Amounts in thousands of Canadian dollars, except per share amounts and where noted

3.	Significant accounting policies (continued)

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Company re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the consolidated statements of loss.

(m)	New standards, amendments and interpretations adopted during 2017

IAS 7, Statement of Cash Flows

In February 2016 the IASB issued amendments to IAS 7 Statement of Cash Flows (“IAS 7”) which requires entities to provide disclosures that enable investors to evaluate changes in liabilities arising from financing activities, including changes arising from cash flows and non-cash changes. The IAS 7 amendments are effective for annual periods beginning on or after January 1, 2017. The adoption of this amendment had no impact on the Company’s consolidated financial statements.

(n)	New standards and interpretations not yet effective

IFRS 9, Financial Instruments

In October 2010 the IASB published amendments to IFRS 9 Financial Instruments (“IFRS 9”) which provides added guidance on the classification and measurement of financial assets and liabilities. In July 2014, the IASB issued its final version of IFRS 9, which completes the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. The final standard is mandatorily effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Company believes that the adoption of this standard will not have a material impact in the measurement and classification of financial instruments on the consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers

In May 2014 the IASB issued IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) which covers principles for reporting about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. The Company has determined that the adoption of this standard will not have an impact on the consolidated financial statements.

IFRS 16, Leases

In January 2016 the IASB issued IFRS 16 Leases (“IFRS 16”) which requires lessees to recognize assets and liabilities for most leases on their balance sheets. Lessees applying IFRS 16 will have a single accounting model for all leases, with certain exemptions. The new standard will be effective for annual periods beginning on or after January 1, 2019 with limited early application permitted. The Company has not yet determined the impact of this standard on its consolidated financial statements.

TRILLIUM THERAPEUTICS INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
Amounts in thousands of Canadian dollars, except per share amounts and where noted

4.	Amounts receivable

	December 31,	December 31,
	2017	2016
	$	$

Government receivable	412	503
Interest receivable	257	24
	669	527

5.	Property and equipment

			Office
	Lab	Computer	equipment and
	equipment	equipment	leaseholds	Total
	$	$	$	$

Cost
Balance, December 31, 2015	710	97	285	1,092
Additions	834	148	1,984	2,966
Disposals	-	-	(9)	(9)
Balance, December 31, 2016	1,544	245	2,260	4,049
Additions	356	41	74	471
Balance, December 31, 2017	1,900	286	2,334	4,520

Accumulated depreciation
Balance, December 31, 2015	135	50	10	195
Depreciation	198	47	358	603
Disposals	-	-	(9)	(9)
Balance, December 31, 2016	333	97	359	789
Depreciation	278	61	510	849
Balance December 31, 2017	611	158	869	1,638

Net carrying amounts
December 31, 2016	1,211	148	1,901	3,260
December 31, 2017	1,289	128	1,465	2,882

TRILLIUM THERAPEUTICS INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
Amounts in thousands of Canadian dollars, except per share amounts and where noted

6.	Intangible assets

Total
$

Cost
Balance, December 31, 2015	1,018
Fluorinov acquisition	15,440
Balance, December 31, 2016 and 2017	16,458

Accumulated amortization
Balance, December 31, 2015	924
Amortization	3,684
Balance, December 31, 2016	4,608
Amortization	3,860
Balance, December 31, 2017	8,468

Net carrying amounts
December 31, 2016	11,850
December 31, 2017	7,990

On January 26, 2016, Trillium purchased all the issued and outstanding shares of Fluorinov, a private oncology company, to access its proprietary medicinal chemistry platform. The acquisition date fair value of consideration transferred and the fair value of identifiable assets acquired and liabilities assumed were as follows:

$
Fair value of consideration paid:
Cash	10,000
Working capital deficiency	(134)
Contingent consideration	1,750
11,616

Assets acquired:
Cash	291
Amount due from Fluorinov shareholders	37
Acquired technology	15,440
15,768

Liabilities assumed:
Accounts payable and accrued liabilities	462
Deferred tax liabilities	3,690
4,152
Net identifiable assets acquired	11,616

The upfront consideration for Fluorinov was $10,000 less the working capital deficiency of $134. The Company may also incur up to $35,000 of future payments contingent on Trillium achieving certain clinical and regulatory milestones with an existing Fluorinov compound. The amount of contingent consideration recognized by the Company as of the acquisition date was $1,750 and has been classified as other liabilities on the consolidated statement of financial position. The fair value of the contingent consideration was calculated using a discounted cash flow approach, where a risk-adjusted discount rate was applied to future cash flows. Trillium also has an obligation to pay royalty payments on future sales of such compounds.

At Trillium’s discretion, up to 50% of the future contingent payments can be satisfied through the issuance of common shares of Trillium provided that the aggregate number of common shares issuable under such payments will not exceed 1,558,447 common shares unless shareholder approval has first been obtained. In addition, any such future share issuance remains subject to final approval from Trillium’s board of directors and receipt of any requisite approvals under the applicable rules of the Toronto Stock Exchange and the NASDAQ Stock Market. Trillium has also committed to use commercially reasonable efforts to monetize Fluorinov’s central nervous system assets and share 50% of the net proceeds with Fluorinov shareholders.

TRILLIUM THERAPEUTICS INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
Amounts in thousands of Canadian dollars, except per share amounts and where noted

6.	Intangible assets (continued)

Cash used in the acquisition was determined as follows:

$
Cash consideration	9,866
Less cash acquired	291
9,575

Acquisition costs incurred by the Company and included in general and administrative expenses for the year ended December 31, 2016, was $107.

In connection with the acquisition, the Company established deferred tax liabilities related to the acquired identifiable intangible assets and determined that these deferred tax liabilities exceeded the acquired deferred tax assets. This allowed the Company to realize a deferred tax benefit of $3,690 by releasing the valuation allowance associated with the Company’s overall deferred tax assets.

The acquisition of Fluorinov was considered a related party transaction as two Company directors were determined to be related parties of Fluorinov. One Company director was a director of Fluorinov and had an ownership position in Fluorinov at the time of acquisition of less than 2%, and the second director was a director of an entity that was a beneficiary of a trust that was a shareholder and debenture holder of Fluorinov. The two directors declared their conflict of interest and abstained from all discussions and decisions concerning the Fluorinov acquisition. Accordingly, the Company determined that the consideration paid on the acquisition was made on terms equivalent to those that prevail in arm’s-length transactions.

7.	Accounts payable and accrued liabilities

	December 31,	December 31,
	2017	2016
	$	$

Trade and other payables	2,335	1,086
Accrued liabilities	10,363	3,978
Due to related parties	1,394	449
	14,092	5,513

Amounts due to related parties include expense reimbursements, and cash-settled Deferred Share Units.

8.	Non-current liabilities

(a)

Trillium is indebted to the Federal Economic Development Agency for Southern Ontario under a non-interest bearing contribution agreement and is making monthly repayments of $10 through November 2019. As at December 31, 2017 and 2016, the balance repayable was $211 and $335, respectively. The loan payable was discounted using an estimated market interest rate of 15%. Interest expense accretes on the discounted loan amount until it reaches its face value at maturity.

(b)

As at December 31, 2017 and 2016, the Company had a deferred lease inducement of $407 and $438 respectively, for a facility lease. The inducement benefit is being recognized over the expected term of the lease.

TRILLIUM THERAPEUTICS INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
Amounts in thousands of Canadian dollars, except per share amounts and where noted

8.	Non-current liabilities (continued)

(c)

As at December 31, 2017 and 2016, the Company had a long-term liability of $801 and $1,959, respectively, related to contingent consideration on the acquisition of Fluorinov. For the year ended December 31, 2017, the remeasurement of the fair value of the contingent consideration recognized an increase in the time estimate and increased risk of reaching the potential milestones, resulting in a net expense reduction of $1,158 which is included in research and development expenses.

The current portions of the loan payable and deferred lease inducement are included in other current liabilities in the condensed consolidated statements of financial position.

9.	Share capital

(a)	Authorized

The authorized share capital of the Company consists of an unlimited number of common shares, Class B shares and First Preferred Shares, in each case without nominal or par value. Common shares are voting and may receive dividends as declared at the discretion of the board of directors. Class B shares are non-voting and convertible to common shares at the holder’s discretion, on a one-for-one basis. Upon dissolution or wind-up of the Company, Class B shares participate rateably with the common shares in the distribution of the Company’s assets. First Preferred Shares have voting rights as decided upon by the board of directors at the time of grant. Upon dissolution or wind-up of the Company, First Preferred Shares are entitled to priority over common and Class B shares.

The Company has Series I First Preferred Shares that are non-voting, may receive dividends as declared at the discretion of the board of directors, and are convertible to common shares at the holder’s discretion, on the basis of 30 Series I First Preferred Shares for one common share.

The Company has Series II First Preferred Shares that are non-voting, may receive dividends as declared at the discretion of the board of directors, and are convertible to common shares at the holder’s discretion, on the basis of one Series II First Preferred Share for one common share.

Holders may not convert Series I or Series II First Preferred Shares into common shares if, after giving effect to the exercise of conversion, the holder would have beneficial ownership or direction or control over common shares in excess of 4.99% of the then outstanding common shares. This limit may be raised at the option of the holder on 61 days’ prior written notice: (i) up to 9.99%, (ii) up to 19.99%, subject to clearance of a personal information form submitted by the holder to the Toronto Stock Exchange, and (iii) above 19.99%, subject to approval by the Toronto Stock Exchange and shareholder approval.

(b)	Share capital issued – year ended December 31, 2017

In June 2017, the Company completed an underwritten public offering of common shares and non-voting convertible preferred shares in the United States. In the offering, the Company sold 2,949,674 common shares and 3,250,000 Series II Non-Voting Convertible First Preferred Shares at a price of U.S. $5.00 per share. The gross proceeds from this offering were $41,847 (U.S. $30,998) before deducting offering expenses of $2,856.

Concurrently with the closing of the offering, the Company amended the terms of certain common share purchase warrants held by an existing institutional investor. The warrants were previously exercisable to acquire up to 1,190,476 common shares at an exercise price of $8.40 per common share until December 13, 2018 (in each case after giving effect to the 30:1 consolidation previously effected by the Company). Pursuant to the amendment, each warrant (the “Preferred Warrants”) will now be exercisable, at the discretion of the holder, to acquire either one common share or one Series II Non-Voting Convertible First Preferred Share. All other terms of the warrants (including the aggregate number of shares issuable on exercise of the warrants, the exercise price and the expiry date) remain unchanged.

In December 2017, the Company completed a non-brokered private placement financing and sold 1,950,000 common shares and 400,000 Series II Non-Voting Convertible Preferred Shares at a price of U.S. $8.50 per share yielding gross proceeds of $25,338 (U.S. $19,975) before deducting offering expenses of $1,784.

TRILLIUM THERAPEUTICS INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
Amounts in thousands of Canadian dollars, except per share amounts and where noted

9.	Share capital (continued)

During the year ended December 31, 2017, 13,332 common shares were issued on the exercise of 399,980 warrants for proceeds of $159; 900,364 Series I First Preferred Shares were converted into 30,012 common shares; and 359,202 Series II First Preferred Shares were converted into 359,202 common shares.

Share capital issued – year ended December 31, 2016

During the year ended December 31, 2016, 30,301 common shares were issued on the exercise of 909,059 warrants for proceeds of $359; and 562,388 Series I First Preferred Shares were converted into 18,746 common shares.

(c)	Weighted average number of common shares

The weighted average number of common shares outstanding for the years ended December 31, 2017 and 2016 were 9,771,021 and 7,820,196, respectively. The Company has not adjusted its weighted average number of common shares outstanding in the calculation of diluted loss per share, as any adjustment would be antidilutive.

(d)	Warrants

The following table shows the number of common share purchase warrants outstanding, the exercise prices, the number of common shares issuable on exercise of the warrants and the exercise price per common share for 30 warrants as at December 31, 2017:

			Number of	Exercise
			common shares	price per
	Number of	Exercise	issuable	common share
Expiry dates	warrants	price	on exercise	(30 warrants	)

March 2018	8,240,455	$ 0.40	274,682	$ 12.00
December 2018	60,832,576	$ 0.28	2,027,753	$ 8.40
	69,073,031		2,302,435

Changes in the number of outstanding warrants that are exercisable into common shares during the years ended December 31 were as follows:

	2017		2016

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	warrants	price	warrants	price

Balance, beginning of year	105,187,297	$ 0.29	106,096,356	$ 0.29
Warrant amendment	(35,714,286)	0.28	-	-
Exercised	(399,980)	0.40	(909,059)	0.40
Balance, end of year	69,073,031	$ 0.29	105,187,297	$ 0.29

TRILLIUM THERAPEUTICS INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
Amounts in thousands of Canadian dollars, except per share amounts and where noted

9.	Share capital (continued)

The following table shows the number of Preferred Warrants outstanding and their exercise price to acquire either one common share or one Series II Preferred Share at the option of the warrant holder as at December 31, 2017:

	Number of
	Preferred	Exercise
Expiry date	Warrants	Price

December 2018	1,190,476	$ 8.40
	1,190,476

(e)	Stock option plan

Stock options granted are equity-settled, have a vesting period of four years and have a maximum term of ten years. The total number of common shares available for issuance under the Company’s 2016 Stock Option Plan is 1,894,501. As at December 31, 2017, the Company was entitled to issue an additional 147,519 stock options under the 2016 Stock Option Plan.

Changes in the number of options outstanding during the years ended December 31 were as follows:

	2017		2016

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price

Balance, beginning of year	1,380,237	$ 13.38	927,834	$ 14.07
Granted	377,078	11.00	470,321	12.60
Forfeited	(10,000)	12.01	(12,500)	28.52
Expired	(333)	30.00	(5,418)	30.00

Balance, end of year	1,746,982	$ 12.87	1,380,237	$ 13.38

Options exercisable, end of year	845,336	$ 12.80	509,750	$ 12.18

The following table reflects stock options outstanding as at December 31, 2017:

Stock options outstanding				Stock options exercisable

		Weighted average
		remaining
	Number	contractual life	Weighted average	Number	Weighted average
Exercise prices	outstanding	(in years)	exercise price	exercisable	exercise price

$6.36 - $9.89	547,961	7.6	$8.44	291,977	$8.23
$10.35 - $12.22	526,705	8.0	$11.26	223,794	$10.36
$13.98 - $15.30	311,125	8.4	$14.02	124,446	$14.04
$17.00 - $23.44	332,191	7.7	$20.33	186,390	$20.54
$28.05	29,000	7.4	$28.05	18,729	$28.05

	1,746,982	7.9	$12.87	845,336	$12.80

TRILLIUM THERAPEUTICS INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
Amounts in thousands of Canadian dollars, except per share amounts and where noted

9.	Share capital (continued)

Share-based compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model with the weighted average assumptions for the years ended December 31 as follows:

	2017	2016
Expected option life	6 years	6 years
Risk-free interest rate	1.6%	0.7%
Dividend yield	0%	0%
Expected volatility	87%	84%

The Black-Scholes option pricing model was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company's stock option awards. This model also requires highly subjective assumptions, including future stock price volatility and average option life, which significantly affect the calculated values.

The risk-free interest rate is based on the implied yield on a Government of Canada zero-coupon issue with a remaining term equal to the expected term of the option. Expected volatility was determined using a combination of historical volatilities of a peer group of biotechnology companies and the Company’s own historical volatility. The life of the options is estimated considering the vesting period at the grant date, the life of the option and the average length of time similar grants have remained outstanding in the past. The forfeiture rate is an estimate based on historical evidence and future expectations. The dividend yield was excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations and future growth.

For the years ended December 31, 2017 and 2016, the Company issued 377,078 and 470,321 stock options with a fair value of $3,030 and $4,163 and a weighted average grant date fair value of $8.03 and $8.85, respectively.

(f)	Deferred Share Unit Plan

The shareholders of the Company approved the 2014 Deferred Share Unit Plan (the “2014 DSU Plan”) on May 27, 2014 and the reservation for issuance of up to 66,667 common shares under the plan. DSUs granted under the 2014 DSU Plan were equity-settled. There were no DSUs issued during the year ended December 31, 2016. A total of 51,788 DSUs were outstanding under this plan as at December 31, 2016 and March 8, 2017.

The board of directors approved a new cash-settled DSU plan (the “Cash-Settled DSU Plan”) on November 9, 2016 and granted 47,614 DSUs for the payment of directors’ fees that will ultimately be cash-settled. On March 9, 2017, the board of directors amended the terms of all outstanding equity-settled DSUs to be settled in cash. The 2014 DSU Plan was subsequently terminated resulting in a reclassification of $414 from contributed surplus to accrued liabilities and the Cash- Settled DSU Plan continues as the only DSU plan of the Company. On November 9, 2017, 46,187 DSUs were granted for payment of directors’ fees. The fair values of DSUs under this plan as at December 31, 2017 and 2016 were $1,349 and $362, respectively. As at December 31, 2017, there were 145,589 DSUs outstanding under this plan.

10.	Income taxes

Income taxes recoverable have not been recognized in the consolidated statements of loss, as the Company has been incurring losses since inception, and it is not probable that future taxable profits will be available against which the accumulated tax losses can be utilized.

TRILLIUM THERAPEUTICS INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
Amounts in thousands of Canadian dollars, except per share amounts and where noted

10.	Income taxes (continued)

(a)	Unrecognized deferred tax assets

As at December 31, 2017 and 2016, deferred tax assets have not been recognized with respect to the following items:

	2017	2016
	$	$

Non-capital losses carried forward	25,078	17,604
Tax credits carried forward	5,908	4,318
Accounting basis of property and equipment and intangible assets in excess of tax basis	48	(1,288)
Scientific research and experimental development expenditures	9,441	7,353
Share issue costs and other	1,182	346
	41,657	28,333

(b)

As at December 31, 2017 and 2016, the Company had available research and development expenditures of approximately $35,628 and $27,746, respectively, for income tax purposes, which may be carried forward indefinitely to reduce future years’ taxable income. As at December 31, 2017 and 2016, the Company also had unclaimed Canadian scientific research and development tax credits of 7,483 and $5,458, respectively, which are available to reduce future taxes payable with expiries from 2018 through 2037. The benefit of these expenditures and tax credits has not been recorded in the accounts.

(c)

As at December 31, 2017, the Company has accumulated non-capital losses for federal and provincial income tax purposes in Canada that are available for application against future taxable income. The benefit of these losses has not been recorded in the accounts.

The non-capital tax losses expire as follows:

Federal
$

2025	3,213
2026	6,457
2027	4,659
2028	4,169
2029	3,784
2030	1,905
2031	1,624
2032	2,883
2033	2,132
2034	5,708
2035	9,172
2036	20,724
2037	28,203
94,633

TRILLIUM THERAPEUTICS INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
Amounts in thousands of Canadian dollars, except per share amounts and where noted

10.	Income taxes (continued)

(d)	The reconciliation of the Canadian statutory income tax rate applied to the net loss for the year to the income tax expense is as follows:

	2017	2016
	$	$

Statutory income tax rate	26.5%	26.5%

Income tax recovery based on statutory income tax rate	(11,966)	(9,388)
Investment tax credits	(1,567)	(1,204)
Share-based compensation and other	213	4,705
Change in unrecognized tax assets	13,324	2,206

Income tax expense	4	(3,681)

11.	Research and development

Components of research and development expenses for the years ended December 31 were as follows:

	2017	2016
	$	$

Research and development programs, excluding the below items	22,831	16,084
Salaries, fees and short-term benefits	7,969	6,256
Share-based compensation	2,911	3,192
Amortization of intangible assets	3,860	3,684
Change in fair value of contingent consideration	(1,158)	209
Depreciation of property and equipment	849	604
Tax credits	(127)	(240)
	37,135	29,789

12.	General and administrative

Components of general and administrative expenses for the years ended December 31 were as follows:

	2017	2016
	$	$

General and administrative expenses, excluding the below items	1,469	1,790
Salaries, fees and short-term benefits	2,038	1,824
Change in fair value of deferred share units	10	(178)
Share-based compensation	344	497
	3,861	3,933

13.	Commitments and contingencies

As at December 31, 2017, the Company had obligations to make future payments, representing significant research and development contracts and other commitments that are known and committed in the amount of approximately $9,709. These commitments include agreements related to the conduct of the Phase I clinical trials, sponsored research, manufacturing and preclinical studies. The Company also has minimum lease payments for operating lease commitments, primarily for its office and laboratory lease, in the amount of $257 over the next 12 months, $1,021 from 12 to 60 months, and $770 thereafter. The facility lease contains options for early termination and for lease extension.

TRILLIUM THERAPEUTICS INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
Amounts in thousands of Canadian dollars, except per share amounts and where noted

13.	Commitments and contingencies (continued)

The Company enters into research, development and license agreements in the ordinary course of business where the Company receives research services and rights to proprietary technologies. Milestone and royalty payments that may become due under various agreements are dependent on, among other factors, clinical trials, regulatory approvals and ultimately the successful development of a new drug, the outcome and timing of which are uncertain. Under the license agreement for SIRPαFc, the Company has future contingent milestones payable of $25 related to successful patent grants, $200 and $300 on the first patient dosed in phase II and III trials respectively, and regulatory milestones on their first achievement totalling $5,000.

In connection with the acquisition of Fluorinov, the Company is obligated to pay up to $35,000 of additional future payments that are contingent upon achieving certain clinical and regulatory milestones with an existing Fluorinov compound. The Company also has an obligation to pay royalty payments on future sales of such compounds. At Trillium’s discretion, up to 50% of the future contingent payments can be satisfied through the issuance of common shares of Trillium provided that the aggregate number of common shares issuable under such payments will not exceed 1,558,447 common shares unless shareholder approval has first been obtained. In addition, any such future share issuance remains subject to final approval from Trillium’s board of directors and receipt of any requisite approvals under the applicable rules of the Toronto Stock Exchange and the NASDAQ Stock Market. Trillium has also committed to use commercially reasonable efforts to monetize Fluorinov’s central nervous system assets and share 50% of the net proceeds with Fluorinov shareholders.

The acquisition of Fluorinov was considered a related party transaction as two Company directors were determined to be related parties of Fluorinov. One Company director was a director of Fluorinov and had an ownership position in Fluorinov at the time of acquisition of less than 2%, and the second director was a director of an entity that was a beneficiary of a trust that was a shareholder and debenture holder of Fluorinov. The two directors declared their conflict of interest and abstained from all discussions and decisions concerning the Fluorinov acquisition. Accordingly, the Company determined that the consideration paid on the acquisition was made on terms equivalent to those that prevail in arm’s length transactions.

The Company has two agreements with Catalent Pharma Solutions pursuant to which Trillium acquired the right to use a proprietary expression system for the manufacture of two SIRPαFc constructs. Consideration for each license includes potential pre-marketing approval milestones of up to U.S. $875 and aggregate sales milestone payments of up to U.S. $28,750.

The Company periodically enters into research and license agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken by or on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the consolidated financial statements with respect to these indemnification obligations.

14.	Related parties

For the years ended December 31, 2017 and 2016, the key management personnel of the Company were the Board of Directors, Chief Executive Officer, Chief Medical Officer, Chief Scientific Officer, Chief Financial Officer and the Chief Development Officer.

TRILLIUM THERAPEUTICS INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
Amounts in thousands of Canadian dollars, except per share amounts and where noted

14.	Related parties (continued)

Compensation for key management personnel of the Company for the years ended December 31 was as follows:

	2017	2016
	$	$
Salaries, fees and short-term benefits	3,805	3,108
Share-based compensation	2,595	3,512
Total	6,400	6,620

Executive officers and directors participate in the 2014 Stock Option Plan, the 2014 DSU Plan and the Cash-Settled DSU Plan, and officers participate in the Company’s benefit plans. Directors receive annual fees for their services. As at December 31, 2017, the key management personnel controlled approximately 1% of the voting shares of the Company.

Outstanding balances with related parties at year-end are unsecured, interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables.

15.	Operating segment

The Company has a single operating segment, the research and development therapies for the treatment of cancer. Substantially all of the Company’s operations, assets and employees are in Canada.

16.	Management of capital

The Company defines its capital as share capital, warrants and contributed surplus. The Company’s objectives when managing capital are to ensure there are sufficient funds available to carry out its research and development programs. To date, these programs have been funded primarily through the sale of equity securities and the exercise of common share purchase warrants. The Company also sources non-dilutive funding by accessing grants, government assistance and tax incentives, and through partnerships with corporations and research institutions. The Company uses budgets and purchasing controls to manage its costs. The Company is not exposed to any externally imposed capital requirements.

17.	Financial instruments

Fair value

IFRS 13 Fair Value Measurement provides a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs are those that reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s assumptions with respect to how market participants would price an asset or liability. These two inputs used to measure fair value fall into the following three different levels of the fair value hierarchy:

Level 1	Quoted prices in active markets for identical instruments that are observable.
Level 2	Quoted prices in active markets for similar instruments; inputs other than quoted prices that are observable and derived from or corroborated by observable market data.
Level 3	Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The hierarchy requires the use of observable market data when available.

The Company has classified cash and cash equivalents as Level 1. The marketable securities and loan payable has been classified as Level 2.

Cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, and other current liabilities, due within one year, are all short-term in nature and, as such, their carrying values approximate fair values. Marketable securities, which primarily include guaranteed investment certificates held by the Company, are valued at fair value. The fair value of the non-current loan payable is estimated by discounting the expected future cash flows at the cost of money to the Company, which is equal to its carrying value.

TRILLIUM THERAPEUTICS INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
Amounts in thousands of Canadian dollars, except per share amounts and where noted

17.	Financial instruments (continued)

Risks

The Company has exposure to credit risk, liquidity risk, interest rate risk and currency risk. The Company’s board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Audit Committee of the board of directors is responsible for reviewing the Company’s risk management policies.

(a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and cash equivalents, marketable securities and amounts receivable. The carrying amount of these financial assets represents the maximum credit exposure. The Company follows an investment policy to mitigate against the deterioration of principal and to enhance the Company’s ability to meet its liquidity needs. Cash is on deposit with major Canadian chartered banks and the Company invests in high grade short-term instruments. Amounts receivable are primarily comprised of amounts due from the federal government.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company is a development stage company and is reliant on external fundraising to support its operations. Once funds have been raised, the Company manages its liquidity risk by investing in cash and short-term instruments to provide regular cash flow for current operations. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The board of directors reviews and approves the Company’s operating and capital budgets, as well as any material transactions not in the ordinary course of business.

(c)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company holds its cash in bank accounts or high interest savings accounts that have a variable rate of interest. The Company manages its interest rate risk by holding highly liquid short-term instruments and by holding its investments to maturity, where possible. For the year ended December 31, 2017, the Company earned interest income of $722. Therefore, a 100 basis points change in the average interest rate for the year would have a net impact on finance income of $7.

(d)	Currency risk

The Company is exposed to currency risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar, which are primarily expenses in U.S. dollars. As at December 31, 2017, the Company held U.S. dollar cash and cash equivalents and marketable securities in the amount of U.S. $58,627, and had U.S. dollar denominated accounts payable and accrued liabilities in the amount of U.S. $6,778. Therefore, a 1% change in the foreign exchange rate would have a net impact on finance costs as at December 31, 2017 of $673.

U.S. dollar expenses for the years ended December 31, 2017 was approximately U.S. $15,040. Varying the U.S. exchange rate for the year ended December 31, 2017 to reflect a 1% strengthening of the Canadian dollar would have decreased the net loss by approximately $195 assuming that all other variables remained constant.